9/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

8/23/02

OMB Number 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response ... 12.00

SEC MAIL PROCESSING RECEIVED AUG 23 2002 SECTION WASH. D.C. 154

# ANNUAL AUDITED REPORT
## FORM X-17A-[redacted]
## PART III

| SEC FILE NUMBER |
|---|
| 8- 39639 |

02054028

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 7/1/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kamco Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Claremont Road
(No. and Street)

| Bernardsville | New Jersey | 07924 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian M. Kaminer — 908-630-9060
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner, Sipkin & Company
(Name - if *individual, state last, first, middle name*)

| 132 Nassau Street | New York | New York | 10038 |
|---|---|---|---|
| (Address) | (city) | (State) | Zip Code) |

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 18 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kamco Securities, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Linda S. Grimm
Notary Public

Linda Grimm
Notary Public, State of New York
No. 01GR5046601
Qualified in Queens County
Commission Expires July 17, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# KAMCO SECURITIES, INC.
## STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED JUNE 30, 2002

# KAMCO SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 197,792 |
| Due from broker | 5,128 |
| Securities owned, at market value (Note 2b) | |
| Corporate stocks | 205 |
| Other assets | 1,316 |
| Total assets | $ 204,441 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

**Liabilities:**

| | |
|---|---|
| Accrued expenses | $ 5,778 |
| Total liabilities | 5,778 |

**Commitments and contingencies** ( Notes 3 and 4)

**Stockholder's equity: (Note 6)**

| | |
|---|---|
| Common stock - no par value; authorized 200 shares; | |
| 12 shares issued and outstanding | 15,000 |
| Additional paid-in capital | 80,000 |
| Retained earnings | 103,663 |
| Total stockholder's equity | 198,663 |
| Total liabilities and stockholder's equity | $ 204,441 |

*The accompanying notes are an integral part of this statement.*

**Note 1- Nature of Business**

Kamco Securities, Inc. (The "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC")and a member of the National Association of Securities Dealers, Inc. The Company's business comprises several classes of services including principal and agency transactions.

The Company operates under the exemptive provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the SEC. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

**Note 2- Summary of Significant Accounting Policies**

*a)* ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade date and settlement date.

*b)* ***Marketable Securities***
Marketable securities owned or sold, but not yet purchased by the Company, are reflected by market value with the resulting unrealized gains and losses included in income.

*c)* ***Income Taxes***
The Company accounts for income taxes under SFAs No. 109, which requires an asset liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The Company has elected to file its tax return on a calendar year basis.

*d)* ***Cash and Cash Equivalents***
For the purposes of the statement of cash flows, the Company considers deposited money market funds to be cash and cash equivalents.

**Note 3- Commitments and Contingencies**

*Office Lease*
The Firm leases premises under a lease expiring August 31, 2003. At June 30, 2002, the minimum rental commitment before escalations under the lease is as follows:

| Year | Amount |
|---|---|
| 2003 | $20,190 |
| 2004 | $3,393 |

The Company's need for space is minimal. In exchange for allowing another business to occupy most of the space, the other company pays all lease costs (Note 5).

**Note 4- Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

**Note 5- Related Party Transactions**

The Company has an agreement with another company, which is partially owned by the President and Vice President of the Company, whereby in exchange for the use of its office space, all occupancy and other various expenses will be paid by the related party. The Company reimbursed the related party approximately $3,700 during the year for expenses not covered by the agreement.

**Note 6- Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2002, the Company had net capital of $193,360, which was $93,360 in excess of its required net capital of $100,000. The Company's net capital ratio was 2.99%.

A copy of the Company's Statement of Financial Condition as of June 30, 2002, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the National Association of Securities Dealers, Inc.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

## INDEPENDENT AUDITORS' REPORT

To the Members of
Kamco Securities, Inc.
75 Claremont Road
Bernardsville, NJ 07924

Gentlemen:

We have audited the accompanying statement of financial condition of Kamco Securities, Inc. as of June 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Kamco Securities, Inc. as of June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPA's

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
August 6, 2002

# KAMCO SECURITIES, INC.

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED JUNE 30, 2002

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Kamco Securities, Inc.
75 Claremont Road
Bernardsville, NJ 07924

Gentlemen:

In planning and performing our audit of the financial statements of Kamco Securities, Inc. for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Kamco Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5 (g), (1) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (II); (2) in complying with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Kamco Securities, Inc. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements and your corresponding focus report part II A filing, except as noted in Schedule 1.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Lerner & Sipkin CPAs

Lerner & Sipkin, CPAs, LLP

New York, NY
August 6, 2002